Filed pursuant to Rule 253(g)(2)

File No. 024-12445

SUPPLEMENT DATED APRIL 30, 2026

TO OFFERING CIRCULAR DATED JANUARY 28, 2025

ACME ATRONOMATIC, INC.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated January 26, 2026 of ACME AtronOmatic, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated January 26, 2026 is available here.

This supplement is being filed to notify investors that the Company has filed its annual report for the fiscal year ended December 31, 2025 pursuant to Regulation A of the Securities Act of 1933, which can be accessed here.